UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

TECNOGLASS INC.
(Name Of Subject Company and Filing Person (Issuer))

Warrants to Purchase Ordinary Shares
(Title of Class of Securities)

G87264118
(CUSIP Number of Class of Securities)

Joaquin Fernandez
Chief Financial Officer
Anevida Circunvalar a 100 mts de la Via 40
Barrio Las Flores

Barranquilla, Colombia

(57)(5)3734000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies of communications to:

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.
Graubard Miller

The Chrysler Building
405 Lexington Avenue
New York, New York 10174
(212) 818-8800

(212) 818-8881 - Facsimile

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$10,294,599.55	$1,036.67

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. Tecnoglass Inc. (the “Company”) is offering holders of a total of 6,716,161 warrants issued by the Company the opportunity to exchange such warrants for ordinary shares, par value $0.0001 per share, of the Company by tendering 2.5 warrants in exchange for one ordinary share. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the OTCQB on March 4, 2016, which was $3.83.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The filing fee equals $116.20 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,036.67	Filing Party: Tecnoglass Inc.
Form or Registration No.: Form S-4 (SEC File No. 333-205586)	Date Filed: July 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Tecnoglass Inc. (the “Company,” “us” or “we”), a Cayman Islands corporation formerly named Andina Acquisition Corporation. This Schedule TO relates to an offer by the Company to each of its warrant holders to receive one ordinary share, par value $0.0001 per share, of the Company in exchange for every 2.5 outstanding warrants of the Company tendered by the holder for exchange pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 4, 2016 ( the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

The Offer is being made to:

•	All holders of our publicly traded warrants to purchase ordinary shares that were issued in connection with our March 2012 initial public offering of units, referred to as the “Public Warrants.” The Public Warrants were included in the 4,200,000 units (the “Units”) issued in our initial public offering, each such Unit consisting of one ordinary share and one warrant to purchase one ordinary share. As of July 26, 2016, 2,525,416 Public Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 1,010,167 of our ordinary shares in exchange for the Public Warrants.

•	All holders of our warrants to purchase ordinary shares that were issued in private placements prior to, or simultaneously with, the consummation of our initial business combination, referred to as the “Private Warrants.” The Public Warrants and Private Warrants are referred to collectively as the “Warrants.” The Private Warrants were issued (i) simultaneously with the closing of our initial public offering, in a private sale of 4,800,000 warrants to certain of our initial shareholders and Graubard Miller, our counsel, and (ii) simultaneously with the closing of our initial business combination, in a private transaction upon conversion of an outstanding convertible promissory note. As of July 26, 2016, 4,190,745 Private Warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 1,676,298 of our ordinary shares in exchange for the Private Warrants. We anticipate that the holders of the Private Warrants will exchange all of their Private Warrants pursuant to the Offer but there is no assurance of this fact.

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive one ordinary share of the Company for every 2.5 Warrants tendered by such holder. Any Warrant holder that participates in the Offer may exchange less than all of its Warrants. In lieu of issuing fractional shares, we will round down to the nearest whole share based upon the aggregated number of Warrants tendered by the holder.

On July 9, 2015, the Company filed a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the “SEC”), as subsequently amended (such filing, as amended, hereinafter referred to as the “Registration Statement”). The Prospectus/Offer to Exchange forms a part of such Registration Statement.

The Offer is not made to those holders who reside in any jurisdiction where, after a good faith effort has been made by the Company to comply with applicable state law, the offer would be unlawful.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Prospectus Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is Tecnoglass Inc. The Company’s principal executive offices are located at Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia, and its telephone number is (57)(5)3734000.

(b) Securities. The subject securities are the Company’s warrants to purchase ordinary shares expiring December 20, 2016. As of July 26, 2016, there were an aggregate of 6,716,161 Warrants outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Market Price, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Prospectus Summary” and “The Offer” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer – Transactions and Agreements Concerning Our Securities,” “Certain Relationships and Related Person Transactions” and “Description of Securities – Registration Rights” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Background and Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Background and Purpose of the Offer” is incorporated herein by reference.

(c) Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer,” “Information Concerning Our Company,” “Certain Relationships and Related Person Transactions” and “Description of Securities,” neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Global Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions,” neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Interest in Securities of the Subject Company.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the information agent or the depositary for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a)  Financial Information. The financial statements and other financial information of the Company listed below are incorporated by reference into this Schedule TO as indicated below. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

Report of Independent Registered Public Accounting Firm	FS-2(*)
Consolidated Balance Sheets as of December 31, 2015 and 2014	FS-3 (*)
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2015 and 2014	FS-4 (*)
Consolidated Statements of Cash Flows for the Years Ended December 31, 2015 and 2014	FS-5 (*)
Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2015 and 2014	FS-6 (*)
Notes to Consolidated Financial Statements	FS-7 (*)
Condensed Consolidated Balance Sheets as of March 31, 2016 (unaudited) and December 31, 2015	FS-42 (*)
Condensed Consolidated Statements of Operations and Other Comprehensive Income for the three months ended March 31, 2016 and 2015 (Unaudited)	FS-43 (*)
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2016 and 2015 (Unaudited)	FS-44 (*)
Notes to Condensed Consolidated Financial Statements (Unaudited)	FS-45 (*)

(*) Incorporated by reference to the corresponding page of the Prospectus/Offer to Exchange.

(b) Pro Forma Information. Not applicable..

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer – Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed by the Company with the SEC on August 4, 2016, pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 29, 2016).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 29, 2016).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 29, 2016).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on July 29, 2016).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(i)	Third Amended and Restated Memorandum and Articles of Association (incorporated by reference to Annex B to the Schedule 14A filed by the Company on December 4, 2013).

(d)(ii)	Specimen Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the Form S-1/A filed by the Company on January 23, 2012).

(d)(iii)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Form S-1/A filed by the Company on December 28, 2011).

(d)(iv)	Agreement and Plan of Reorganization dated as of August 17, 2013 and as amended November 6, 2013, by and among the Company, Andina Merger Sub, Inc., TG S.A., C.I. Energía Solar S.A. E.S. Windows and Tecno Corporation (incorporated by reference to Exhibit 2.1 to the Schedule 14A filed by the Company on December 4, 2013).

(d)(v)	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.3 to the Amendment No. 2 to the Current Report on Form 8-K filed by the Company on March 22, 2012).

(d)(vi)	Indemnity Escrow Agreement dated as of December 20, 2013, by and among the Company, Representative, Committee and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on December 27, 2013).

(d)(vii)	Additional Shares Escrow Agreement dated as of December 20, 2013, by and among the Company, Representative, Committee and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on December 27, 2013)

(d)(viii)	Amended and Restated Registration Rights Agreement among the Company, the Initial Shareholders and Energy Holding Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on December 27, 2013).

(d)(ix)	Form of Lock-Up Agreement between the Company and Energy Holding Corporation (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on August 22, 2013).

(d)(x)	Form of Notice of Stock Award and Agreement under the SAExploration Holdings, Inc. 2013 Non-Employee Director Share Incentive Plan between the Company and each of Gary Dalton, Gregory R. Monahan, Eric S. Rosenfeld and David D. Sgro (incorporated by reference to Exhibit 10.21 to the Amendment No. 1 to Registration Statement on Form S-4 filed by the Company on December 10, 2013).

(d)(xi)	Form of Letter Agreement among the Company, EarlyBirdCapital, Inc. and each of the Company’s Officers, Directors and Initial Stockholders (incorporated by reference to Exhibit 10.1 to the Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on April 28, 2011).

(d)(xii)	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 24, 2011).

(d)(xiii)	Form of Escrow Agreement between the Company, Continental Stock Transfer & Trust Company, and the Initial Stockholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 24, 2011).

(d)(xiv)	Form of Registration Rights Agreement among the Company, the Initial Stockholders and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to the Amendment No. 2 to Registration Statement on Form S-1 filed by the Company on April 28, 2011).

(d)(xv)	Form of Subscription Agreements among the Company, Graubard Miller and the Purchasers of Private Placement Warrants (incorporated by reference to Exhibit 10.3 to the Form S-1/A filed by the Company on March 7, 2012).

(d)(xvi)	Promissory Note issued to A. Lorne Weil 2006 Irrevocable Trust – Family Investment Trust (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed by the Company on June 13, 2013).

(d)(xvii)	Form of First Unit Purchase Option issued to EarlyBirdCapital, Inc. and its designees (incorporated by reference to Exhibit 4.4 to the Form S-1/A filed by the Company on March 12, 2012).

(d)(xviii)	Form of Second Unit Purchase Option issued to EarlyBirdCapital, Inc. and its designees (incorporated by reference to Exhibit 4.5 to the Form S-1/A filed by the Company on March 12, 2012).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECNOGLASS INC.

By:	/s/ Jose M. Daes
Jose M. Daes Chief Executive Officer

Dated: August 4, 2016